 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Schedule 13D
Under the Securities Exchange Act of 1934

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SERVE ROBOTICS INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
None
(CUSIP Number)
Ali Kashani
Chief Executive Officer
Serve Robotics Inc.
730 Broadway
Redwood City, CA 94063
(818) 860-1352
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 31, 2023
(Date of Event Which Requires Filing of This Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

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Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. None
1.	Name of Reporting Person Ali Kashani
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization Canada and Iran
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,253,263(1)
	8.	Shared Voting Power 104,455 (2)
	9.	Sole Dispositive Power 2,253,263(1)
	10.	Shared Dispositive Power 16,070 (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,357,718
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7%(4)
14.	Type of Reporting Person IN

(1)
 Includes (i) 1,562 shares underlying warrants to purchase Common Stock which are exercisable within 60 days of July 31, 2023, and (ii) 46,392 shares of Common Stock underlying options which are or will become exercisable within 60 days of July 31, 2023.

(2)
 Includes (i) 16,070 shares of Common Stock held by Nikki Stoddart, the spouse of Dr. Kashani, (ii) 80,350 shares of Common Stock held by Salma Kashani, and (iii) 8,035 shares of Common Stock held by Ali Sadeghi Hariri. Dr. Kashani shares control of the shares of Common Stock held by Ms. Stoddart and holds irrevocable voting proxies with respect to the shares each held by Salma Kashani and Ali Sadeghi Hariri.

(3)	Shares of Common Stock held by Ms. Stoddart.

(4)
 Percentage ownership is based on 24,431,521 shares of Common Stock of the Issuer outstanding as of July 31, 2023, as reported in the Issuer’s Current Report on Form 8-K (File No. 000-56237) filed with the Securities and Exchange Commission (the “SEC”) on August 4, 2023 (the “Form 8-K”).

SCHEDULE 13D
Item 1. Security and Issuer
This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.0001 par value per share (the “Common Stock”), of Serve Robotics Inc., a Delaware corporation (formerly known as Patricia Acquisition Corp.) (the “Issuer”). The principal executive offices of the Issuer are located at 730 Broadway, Redwood City, CA 94063.
Item 2. Identity and Background
(a) This Schedule 13D is being filed by Ali Kashani (the “Reporting Person”).
(b) The principal business address of the Reporting Person is c/o Serve Robotics Inc., 730 Broadway, Redwood City, CA 94063.
(c) The Reporting Person is a Director and the Chief Executive Officer of the Issuer.
(d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Reporting Person is a citizen of Canada and Iran.
Item 3. Source and Amount of Funds
All of the shares of Common Stock to which this Schedule 13D relates were acquired by the Reporting Person in connection with the Issuer’s merger (the “Merger”) with Serve Operating Co. (formerly known as Serve Robotics Inc.) (“Legacy Serve”) pursuant to the Agreement and Plan of Merger and Reorganization dated as of July 31, 2023 (the “Merger Agreement”), by and among the Issuer, Serve Acquisition Corp. and Legacy Serve, and concurrent private placement (the “Offering”).

Pursuant to the terms of the Merger Agreement, each outstanding share of Legacy Serve capital stock was entitled to receive 0.8035 shares of Common Stock. The Merger closed on July 31, 2023 (the “Closing Date”). An aggregate of 55,000 of Common Stock to which this Schedule 13D relates were acquired by the Reporting Person in the Offering pursuant to the Subscription Agreement, dated July 31, 2023, by and between the Issuer and the purchasers named therein (the “Subscription Agreement”). The aggregate purchase price for these 55,000 shares of Common Stock was $220,000.
Pursuant to the Subscription Agreement, the Reporting Person’s 10% Secured Convertible Promissory Notes (the “Bridge Notes”) for $10,000 previously acquired pursuant to a Securities Purchase Agreement, dated April 21, 2023, by and between Legacy Serve and the buyers named therein, converted into 3,125 shares of Common Stock and warrants to purchase 1,562 shares of Common Stock upon the closing of the Merger and the Offering.
Item 4. Purpose of the Transaction
The Reporting Person acquired the Common Stock in connection with the Merger and the Offering. The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.
The Reporting Person serves as the Chief Executive Officer and a Director of the Issuer. Accordingly, the Reporting Person may have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of this Schedule 13D. Subject to the Registration Rights Agreement and the Lock-Up Agreements described in Item 6 of this Schedule 13D, the Reporting Person may, from time to time, purchase or sell securities of the Issuer as appropriate for his personal circumstances. Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of this Schedule 13D. The Reporting Person reserves the right to formulate plans and/or proposals and to take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of this Schedule 13D.

Item 5. Interest in Securities of the Issuer
(a) The aggregate percentage of Common Stock that the Reporting Person may be deemed to beneficially own is determined in accordance with the rules of the SEC and is based on 24,431,521 shares of Common Stock of the Issuer issued and outstanding as reported in the Form 8-K. Based on the foregoing, the Reporting Person may be deemed to beneficially own 9.7% of the Issuer’s Common Stock in the aggregate.
At the Closing Date, the Reporting Person beneficially owned, in the aggregate, 2,357,718 shares of Common Stock.
(b) Number of shares to which the Reporting Person has:
Sole power to vote or to direct the vote: 2,253,623
Shared power to vote or to direct the vote: 104,455
Sole power to dispose or to direct the disposition of: 2,253,623
Shared power to dispose or to direct the disposition of: 16,070
(c) Except as otherwise described in this Schedule 13D, the Reporting Person has not effected any transaction related to the Common Stock during the past 60 days.
(d) Except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Item 3 is incorporated herein by reference.
Lock-Up Agreements
In connection with the execution of the Merger Agreement, all of the officers and directors of the Issuer following the Merger and all holders of Common Stock issued in exchange for all of the equity securities of Legacy Serve in the Merger who held 5% or more of the total outstanding shares of Legacy Serve prior to the closing of the Merger (each, a “Restricted Holder”) entered into lock-up agreements with the Issuer (the “Lock-Up Agreements”) for a term ending twelve months after the closing of the Merger, whereby they have agreed to certain restrictions on the sale or disposition (including pledge) of all of the Common Stock held by (or issuable to) the Restricted Holders (other than 998,748 aggregate shares of Common Stock purchased by Restricted Holders in the Offering).
Registration Rights Agreement
In connection with the Merger and the Offering, on July 31, 2023, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, the Issuer has agreed that promptly, but no later than 60 calendar days from the final closing of the Offering, the Issuer will file, subject to customary exceptions, a registration statement with the SEC (the “Registration Statement”), covering, among other things, the shares of the Common Stock issued in the Offering, the shares of Common Stock converted from the Bridge Notes and the shares of Common Stock issued to Legacy Serve’s security holders as a result of share conversion.

Subscription Agreement
Concurrently with the closing of the Merger, the Issuer sold 3,720,339 shares of the Common Stock pursuant to the Subscription Agreement at a purchase price of $4.00 per share. The aggregate gross proceeds from the Offering, including the conversion of the Bridge Notes, were approximately $14.1 million.
The foregoing summaries of the Merger Agreement, Lock-up Agreements, the Registration Rights Agreement and the Subscription Agreement are qualified by the actual terms of the Merger Agreement, the Lock-up Agreements, the Registration Rights Agreement and the Subscription Agreement, copies of which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Name
1.
Agreement and Plan of Merger and Reorganization, dated July 31, 2023, by and among the Issuer, Serve Acquisition Corp. and Legacy Serve (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 000-56237) as filed with the SEC on August 4, 2023).

2.	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.20 to the Issuer’s Current Report on Form 8-K (File No. 000-56237) as filed with the SEC on August 4, 2023).

3.	Subscription Agreement, dated July 31, 2023, by and between the Issuer and the parties thereto (incorporated by reference to Exhibit 10.22 to the Issuer’s Current Report on Form 8-K (File No. 000-56237) as filed with the SEC on August 4, 2023).

4.
Form of Registration Rights Agreement by and between the Issuer and the parties thereto (incorporated by reference to Exhibit 10.23 to the Issuer’s Current Report on Form 8-K (File No. 000-56237) as filed with the SEC on August 4, 2023).

5.*	Securities Purchase Agreement, dated April 21, 2023, by and between Legacy Serve and the buyers thereto.

* Certain exhibits or schedules to this exhibit have been omitted in accordance with Item 601 of Regulation S-K. The Reporting Person hereby agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: August 10, 2023

ALI KASHANI

/s/ Ali Kashani
Name: Ali Kashani